Exhibit 99.1

GRAPHIC OMITTED

                         VERACEL STARTS PULP PRODUCTION

(BARRA DO RIACHO, JUNE 2, 2005) - ARACRUZ CELULOSE S.A. (NYSE: ARA) hereby informs the American Depositary shareholders of Aracruz Celulose S.A. ("the Company") that on May 22nd Veracel started the operational tests of the production areas and has produced its first bail of pulp. After a seventeen-month construction period, at which pick some 12 thousand workers were engaged, the new mill started operations. The mill will be inaugurated officially by the end of September.

Veracel has a yearly capacity of 900 thousand tons of bleached eucalyptus pulp and the whole production will be sold for its shareholders, Stora Enso and Aracruz Celulose, in accordance with the rate of the equity participation (50% each). During 2005, it is estimated that the mill will produce 360 thousand tons of pulp, 180 thousand tons for each shareholder.

Although the adjustment phase - the so called learning curve - of a new industrial unit with Veracel mill's characteristics lasts normally twelve months, it is expected that in Veracel's case the learning curve will take less time.

Veracel mill is established in Eunapolis, Bahia, Brazil in an area of 1.2 million square meters and with a 300 thousand square meters built area. When in full operation it will be on of the largest single line pulp mills in the world. It will be also one of the most modern mills by adopting state of the art technologies and processes, and by adopting the most rigid international environmental standards.

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|Veracel is one of the largest private investments in Brazil on the last years.|
|It is jointly owned by Aracruz and Stora Enso, each shareholder owning 50% of |
|the equity. The total investment, including plantations, the mill and on      |
|infrastructure reached around US$ 1.2 billion.                                |
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|FOR FURTHER INFORMATION, PLEASE CONTACT OUR INVESTOR RELATIONS DEPARTMENT:    |
|                            PHONE: (55-21) 3820 8131                          |
|                             FAX: (55-21) 3820 8275                           |
|                         E-MAIL: invest@aracruz.com.br                        |
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